







INVEST IN **ENAVVI**

eNavvi is an ePrescribing platform for physicians specializing in Cash Price Medications

Your Digital Prescription Pad

enavvi.com Los Angeles, CA

Highlights

1. Expanded Partnership with Cost Plus Drug Company to access 4000+ retail pharmacies in April 2024
2. Partnered with Wolters Kluwer (UpToDate) to incorporate MediSpan data in January 2024
3. Collaborated with Wolf&Whale for a major UI revamp in December 2023
4. Wilson Sonsini was appointed as eNavvi's legal representation in November 2023
5. Raised $200k in an Angel Investment Round through SAFE in November 2023
6. eNavvi reached agreement with BlueBerry Pharmacy to accept prescriptions in May 2023
7. eNavvi signed a Co-Marketing Agreement with Cost Plus Drug Company in April 2023

Featured Investors

Howard Yan
Syndicate Lead

Follow

Invested $5,000

Stanford-trained radiologist and Harvard MD/MBA. Ex-BCG consultant specializing in healthcare innovation. Committed to advancing eNavvi's mission for transparent healthcare pricing.

"Medication non-compliance has been a tough issue to address. I believe eNavvi is here to disrupt the century-old prescription system, offering novel ways for providers to prescribe, and increasing transparency for patients to obtain cheaper medications and achieving better health. I want to invest in eNavvi so they can perfect the tool and increase awareness. I have full confidence in the team, specifically Simon Chang, whom I have known for more than a decade to execute this plan."

Scott Howell

Follow

Ex-Chief Strategy Officer at Novartis and VP at Genentech, Scott is an expert in drug access and pricing. His strategic insights guide eNavvi towards groundbreaking price transparency.

"As an advisor for eNavvi, I am deeply committed to transforming how healthcare is accessed and priced. Our work at eNavvi not only aligns with my professional dedication to improve drug access and affordability but also provides an innovative platform that can lead to substantial changes in the healthcare landscape. I am thrilled to support and help drive eNavvi's pioneering approach to transparency and efficiency in healthcare."

Our Team



Simon Chang Chief Executive Officer

Simon Chang, DO is an Internal Medicine physician and the CEO of eNavvi.



Reddy Pathakota Chief Financial Officer

Reddy Pathakota, MD, MBA is an Internal Medicine physician and the CFO of eNavvi.



Alexander Prevallet Chief Growth Officer

Alex Prevalent, DO is a Gastroenterology Fellow and the CGO of eNavvi.



Kishan Patel Business Intelligence Analyst



Sergio Manuel Pérez Mayo Software Engineer



Bismay Morgado Software Engineer

---

eNavvi - The Digital Prescription Pad

Public Letter: eNavvi's Investment Opportunity Through Crowdsourcing

Dear Potential Investors,

We are excited to announce a unique investment opportunity in eNavvi, a groundbreaking digital prescription pad platform that is transforming healthcare access and affordability. To support our mission and fuel our next phase of growth, eNavvi is introducing a Crowdsourcing Round for investors who share our vision for a more transparent and accessible healthcare system.

Why Invest in eNavvi?

eNavvi revolutionizes the way healthcare providers prescribe medication. We are pioneers in leveraging AI-driven technologies and a proprietary electronic prescription network to address critical issues in the prescription process. We have partnered with some of the largest cash price pharmacies, such as Cost Plus Drugs, DiRX, and Blueberry Pharmacy, and in process of expanding to over 4,000 Nationwide pharmacies including Safeway and Vons via the Team Cuban Card to ensure complete pricing transparency and broader medication accessibility. Our product facilitates seamless prescription transmission between clinicians and pharmacies. This approach significantly improves medication accessibility for patients while empowering clinicians with the tools they need to prescribe effectively and efficiently.

Return on Investment

Following the closure of a SAFE agreement with a post-money valuation of $2M in November 2023, eNavvi is currently positioned at a $7.5M valuation for this round. We believe eNavvi's valuation has increased due to the major achievements we have made since our previous raise. Since November, we have: completed a UI revamp, integrated Cost Plus and successfully sent Rx's, created strategic partnerships, joined Team Cuban Card and received access to 1,700 local pharmacies (including Safeway, Kroger, and Albertsons), and achieved revenue. Due to all this progress, and based on a projection of 3,500 users by

June 2025, using a 15x discounted cash flows (DCF) multiple, we believe $7.5M is a fair valuation cap.

We are strategically aiming for a qualified seed round valuation of $15M+ in late 2024. As eNavvi progresses, we are optimistic about increasing our revenue streams and achieving a state of positive cash flow, which we believe will offer substantial returns to our investors. However, this is not guaranteed.

Understanding SAFE's

A SAFE, or Simple Agreement for Future Equity, is an investment contract where investors provide capital to a company, with the agreement that their investment will later convert into equity during a subsequent qualified fundraising round (e.g., the next VC funding round). Designed by Y Combinator, SAFEs are a favored mechanism for startups to efficiently raise early-stage capital.

Anticipated Shareholder Exits

Investing in eNavvi comes with the anticipation of robust returns through several potential exit strategies:

1. **Private Secondary Market:** Upon reaching a valuation of $30M, we aim to establish a private secondary market, either via a Regulation A/A+ listing or through platforms like Carta, providing investors with liquidity opportunities by allowing them to sell their stock (expected timeline 2-3 years).

2. **Company Stock Buyback:** Upon reaching a valuation of $40M and achieving positive cash flow, eNavvi intends to initiate an optional stock buyback program, offering shareholders the chance to sell their shares back to the company based on the $40M valuation (expected timeline of 3-5 years).

3. **Acquisition:** Should eNavvi's valuation surpass $100M, we will consider a strategic exit via acquisition. In such an event, all existing shares would be liquidated by the acquiring entity (expected timeline of 5+ years).

We are forecasting a potential return of up to **5x on investment over a 5-year period**.

Future projections are not guaranteed.

Upcoming Milestones for eNavvi in 2024:

1. **Launch Crowdfunding Round April 2024** - Open to all physician and non-physician investors. Raising $124K to further develop and expand our product

2. **Launch Nationwide Local Pharmacy Integration May 2024** – Access to 4000+ retail pharmacies through Team Cuban Card partnership

3. **Product Refinement from May to June 2024** - Enhancements based on insights from physicians.

4. **New Mobile App Beta Launch on June 2024** - Initial release for user feedback

5. **eNavvi's Official Launch on July 2024** - Public introduction of eNavvi platform

6. **Incorporation of UpToDate by August 2024** - Support prescribers with evidence based drug information at point of prescribing

7. **Subscriber Growth Goal by September 2024** - Achieve 1000 prescribers to mark at least 20% month-over-month growth

8. **DME expansion by October 2024** - Offer cash price options for continuous glucose monitors, wound care supplies, etc

9. **Pharmacy Network Expansion by November 2024** - Expand cash price medication and retail pharmacies offering

10. **eNavviGPT integration by December 2024** - GPT based clinical decision support tool

11. **Seed Funding Round Q3-Q4 2024** - Aiming for a valuation of $15+ million to fuel further growth

Your Investment Will Make a Difference:

Your investment in eNavvi plays a pivotal role in our evolution. It's not just about financial returns; your input directly influences our mission to enhance healthcare delivery. Through your investment, you're contributing to making healthcare prescriptions more transparent, accessible, and efficient for everyone involved. As we grow our platform and network, your support is crucial for our advancement.

We invite you to join us on this journey to revolutionize healthcare prescribing practices. For more information and to express your interest in investing, please reach out to us directly. Together, we can make a significant impact on the lives of millions of patients and healthcare providers across the country.

Thank you for considering this opportunity.

Best regards,

eNavvi Leadership Team



Overview

We are an innovative electronic prescribing platform transforming care through a unique combination of our AI-driven digital prescribing pad and expansive network of cash pharmacies to bring complete pricing transparency and unrestricted accessibility to prescribers. eNavvi's prescribing platform enables providers to prescribe through their mobile phones directly from their pocket in any setting.

With our proprietary software, our mission is to make prescribing simple and transparent wherever care is being delivered – in clinic or at home. We are simplifying the prescribing process by using intuitive UI and AI-driven tools to enhance prescribing. We are providing transparency by creating our own network of "Authorized Pharmacies" who meet eNavvi's criteria and we have direct data sharing agreements rather than rely on third party network such as SureScripts.

We currently offer prescribers, eNavvi Gold Plan, a monthly or yearly subscription with unlimited monthly scripts to any eNavvi Authorized Pharmacy or eNavvi Free Plan, a free plan, with a charge per individual script. Our network of Authorized Pharmacies now includes online pharmacies like Cost Plus Drug Company, DiRX, and Blueberry Pharmacy and in process of adding over 4,000 local nationwide pharmacies including Safeway and Vons.

We currently have 7 employees. eNavvi is live in all 50 states.

Corporate History and Information

eNavvi, founded in 2019 by Simon Chang, DO, embarked on a mission to enhance healthcare pricing transparency. Initially, it focused on a formulary search tool for medication coverage.

Key Milestones:

- **April 2023**: eNavvi signed a Co-Marketing Agreement with Cost Plus Drug Company to receive complete pricing data transparency marking the first Authorized Pharmacy.
- **May 2023**: eNavvi reached agreement with BlueBerry Pharmacy to receive pricing and dispense.
- **September 2023**: Launched the MVP of eNavvi's Digital Prescribing Pad, successfully processing the first prescription through an Authorized Pharmacy. In the same month, Wilson Sonsini was appointed as eNavvi's legal representation.
- **October 2023**: eNavvi reached an agreement with DiRX further enhancing our platform's pricing transparency.
- **November 2023**: Raised $200k in an Angel Investment Round through SAFE and finalized the Subscription Agreement and Privacy Policy with Wilson Sonsini.
- **December 2023**: Collaborated with Wolf&Whale for a major UI revamp, aiming to enhance user experience.
- **January 2024**: Partnered with Wolters Kluwer to incorporate MediSpan data, improving drug classification and indexing within our platform.
- **February 2024**: Achieved a landmark by processing our first subscription payment, marking eNavvi's initial revenue generation.
- **March 2024**: Internal launch of eNavvi's Digital Prescription Pad Webpage.
- **April 2024**: Expanded Partnership with Cost Plus Drug Company to access Team Cuban Card bringing 4,000+ local nationwide pharmacies including Safeway and Vons to eNavvi.

Upcoming Milestones:

Future projections are not guaranteed

- **June 2024**: Integration of Local Nationwide Pharmacies from Team Cuban Card into eNavvi Digital Prescription Application.
- **July 2024**: Public launch of eNavvi's Digital Prescription Pad Webpage, a significant step forward in accessibility.

- **August 2024:** Planned integration of eNavviGPT and public launch of the eNavvi Digital Prescription Application.

eNavvi continues to grow, driven by a commitment to transparency, innovation, and accessibility in healthcare prescribing practices.

Evolution of Prescribing

Historically, prescribing medications was a straightforward process with clinicians using paper pads, allowing them to issue prescriptions from any location. This changed with the introduction of Electronic Medical Records (EMR) systems, which centralized and digitized prescribing but restricted it to specific, often hospital-bound systems. Moreover, EMRs lacked the ability to provide medication price comparisons, making cost transparency a significant challenge. The SureScripts network did little to address the issue of hidden medication costs, leaving clinicians and patients in the dark regarding price options.

In response to these challenges, eNavvi introduces a modern solution that combines the flexibility of traditional prescribing with the benefits of digital technology and AI. eNavvi enables clinicians to prescribe from anywhere, reintroducing the autonomy lost with EMR systems. Through its Authorized Pharmacy Marketplace, eNavvi also brings unprecedented pricing transparency to prescribing, allowing for real-time cost comparisons. This initiative directly tackles the issue of hidden medication prices, making prescriptions more affordable for patients.

eNavvi represents a significant step forward in prescribing technology, offering a system that prioritizes ease of use, clinician autonomy, and, most importantly, pricing transparency. This approach marks a crucial development in making healthcare more accessible and efficient for both providers and patients.

Physician ePrescribe Market

The $3.3 billion electronic prescribing market is growing at an astonishing 16-23% CAGR due to regulations increasing the transformation to digital prescription rather than the traditional written prescriptions. The cash price scripts accounted for an increasing proportion within this market growing from 5% of total scripts in 2019 to 9% in 2022. eNavvi offers a platform connecting prescribers to the growing cash price pharmacy industry. eNavvi operates on a SaaS model with recurring subscription revenue. Prescribers can send unlimited prescriptions to our network of Authorized Cash Pharmacies.

Our anticipated serviceable obtainable market is $91 million.

Business Strategy

eNavvi is redefining electronic prescribing and we believe we have created a new standard in simplicity and transparency. Our platform's dual focus on a Digital Prescription Pad and a network of cash pharmacies disrupts traditional prescribing patterns by reintroducing autonomy and transparency into the prescribing process. This strategic approach not only simplifies medication prescribing directly from a clinician's mobile device but also ensures pricing transparency by leveraging direct partnerships with pharmacies, bypassing the constraints of intermediary networks like SureScripts.

Our current prescribing capabilities are only the first step in our development, and we plan to expand our Authorized Network and further integrate AI to augment the prescribing process.

Our strategy encompasses:

1. **Core Product Enhancement:** Execute on successful launch March 2024. Continuous improvement of our Digital Prescription Pad, integrating AI through eNavviGPT for more intuitive use and better decision-making.
2. **Market Expansion:** Diversifying our pharmacy network to include more cash-based pharmacies, expanding relationships with current pharmacies, medical devices and insulin supplies, ensuring wider coverage and deeper market penetration.
3. **Subscriptions Service Expansion:** Focus resources on established market channels to grow subscription base.
4. **Leverage Prescriber Base:** Capture additional value from prescriber touch points by charging pharmacies for listing and Direct-to-Physician advertising channel.

Our recent milestones, including partnerships with key pharmacies and the successful rollout of our subscription model, underscore our commitment to innovation and market leadership. With a keen focus on growth, we are poised to capture a significant market share in the expanding ePrescribe domain, driven by regulatory shifts towards digital health solutions and increasing demand for transparent healthcare services.

As we move forward, eNavvi is committed to leveraging its technological edge and strategic partnerships to drive growth, expand our product offerings, and continue to revolutionize the electronic prescribing space for better healthcare outcomes.

Products

The products we offer are available on web and mobile.

1. **eNavvi Digital Prescription Pad:** Through our proprietary backend, physicians can transmit prescriptions without the need to create a patient encounter within an electronic medical record system. This allows ease of prescribing and increased compliance with new regulations on e-prescribing. Prescriptions can be routed to our expansive authorized pharmacy network including online cash-based pharmacies, independent pharmacies, and chain retail pharmacies.
2. **eNavviGPT - AI-Driven Decision Support Tool:** Utilizing AI, our eNavviGPT, to be integrated into our search, allows physicians to enter a diagnosis and outputs a list of covered medications within the specified formulary. This empowers physicians to pick a covered and cost-effective medication for their patients.
3. **eNavvi Authorized Pharmacy Network:** Includes only those pharmacies that meet our stringent criteria for complete pricing transparency, sharing their entire pricing data. This network stands out from traditional models by ensuring full pricing transparency and facilitating seamless prescription exchanges between clinicians and a broad spectrum of pharmacies, both local retail and online mail-order. Partnerships are in place with Cost Plus, Blueberry, and DiRX, and we are bringing 4,000+ additional local pharmacies through partnership expansions. Have ongoing negotiations to bring onboard Walmart Pharmacy.
4. **Subscription Service:** Competitively priced to meet diverse prescribing needs, our service is structured into two tiers:
   a. Free Tier: Designed for occasional prescribers, offering access to our price comparison tool, partnered online mail-order pharmacies, and one free ePrescription per month, with additional scripts at $4 each.

   b. Premium Tier: A comprehensive plan for frequent prescribing at $10/month, providing unlimited ePrescriptions and access to an expanded network of independent, retail, and mail-order pharmacies.

Marketing and Sales

Leveraging the founders' extensive connections within the medical community and residencies across the United States, eNavvi aims to reach a broad audience of healthcare providers. Our marketing strategy is multifaceted, incorporating social media campaigns, podcasts and targeted press releases. This approach is designed to build brand awareness, demonstrate product value, and engage directly with our target market of healthcare professionals.

Research and Development

At eNavvi, our R&D efforts are laser-focused on streamlining the prescribing process for physicians through the introduction of innovative technologies. Our development efforts are focused on two areas, optimizing our prescribing pad and developing eNavviGPT. eNavviGPT, leverages OpenAI's ChatGPT technology to provide physicians with an AI-driven decision support tool. This tool is designed to simplify the selection of the best covered medication for their patients, addressing a significant pain point in the current prescribing workflow.

To further enhance our prescribing order flow, our R&D team is actively working on several key features:

- Automated return of rejected prescriptions to physicians for revision, thereby minimizing disruptions in patient care.
- Utilization of Optical Character Recognition (OCR) technology to efficiently process and interpret returned fax communications from pharmacies.
- Streamlining the physician ID verification process through automated systems to ensure security and compliance.
- Facilitating medication searchability by drug category, allowing for quicker and more targeted prescribing decisions.

Conducting UI/UX research to continuously improve the user experience for both physicians and patients.
Our AI research and development efforts within eNavviGPT are crucial to achieving these objectives. By integrating advanced models and backend prompts, eNavviGPT will offer physicians a quick and efficient method for prescribing covered medications, effectively eliminating the administrative burden associated with medication coverage status and reducing pharmacy callbacks.

Competition

The most direct competitor to our prescription pad tool is Dr. First's iPrescribe ($30/month). Similar to eNavvi's product ($10/month), iPrescribe is a digital prescription tool used to send prescriptions to pharmacies without needing to create an encounter within an electronic medical record system. Unlike eNavvi, iPrescribe relies on the SureScripts backend network, which limits their cash price transmission capability. Because eNavvi's backend was built in-house, we are able to provide similar features to iPrescribe at one-third the annual cost. Additionally, eNavvi has co-marketing agreements with online cash price pharmacies, which allows us to compare prescription prices between pharmacies. iPrescribe does not have the ability to show cash prescription price or prescription coverage status. eNavvi's system thus provides more features compared with iPrescribe. These features in turn limit the administrative burden for physicians. iPrescribe does not contain

such ability. iPrescribe is also limited to mobile devices while eNavvi can be used on both web interface and mobile. Other tools, such as MDToolbox-Rx ($35/month) and Eazyscripts ($33/month) also provide prescription transmission tools but are even more limited than iPrescribe.

Key Agreements

Agreement with Cost Plus Drug Company April 2023. Signed Co-Marketing Agreement with Cost Plus Drug Company and agreement to share pricing information through API and receive prescriptions from eNavvi through electronic fax.

Agreement with DiRX October 2023. Signed Co-Marketing Agreement with DiRX and agreement to share phare pricing information through API and receive prescriptions from eNavvi through electronic fax.

Agreement with Blueberry Pharmacy March 2023. Reached Agreement with Blueberry to share phare pricing information and receive prescriptions from eNavvi through electronic fax.

UpToDate Content License Agreement January 2024. Reached Agreement with Wolters Kluwer to license UpToDate's Medi-Span data consisting of RX Norm Drug Mapping, Web Services and Foundational Concepts.

Wilson Sonsini Representation of eNavvi October 2023. Signed Corporate Engagement Letter and offered exclusive $25k legal deferral and decreased retainer in exchange for Wilson Sonsini to invest in same terms as future investment round for upto 0.15% of company.

Post-Money Valuation Cap SAFE (Simple Agreement for Future Equity) November 2023. Reached agreement with investors Truong Huynh and Dorris Luong for $200,000 as a Post-Money SAFE at $2,000,000.

Legal Review and Regulations

eNavvi is legally represented and advised by Wilson Sonsini Goodrich & Rosati (WSGR), one of the top national law firms. Our subscription Service Agreement and Privacy Policy have been created in partnership with WSGR. Future regulatory questions and advice will be directed to WSGR.

Regarding the legality of eNavvi's products, both (1) eNavvi's prescription pad and (2) eNavviGPT are compliant with both federal and state ePrescribing laws.

Leadership

Simon Chang, DO
Chief Executive Officer
Founder
Board of Director

Alex Prevallet, DO
Chief Growth Officer
Co-Founder

Teja Pathakota, MD, MBA
Chief Financial Officer
Co-Founder

Team

Sergio Perez
Full Stack Engineer, Back End Engineering

Bismay Morgado
Full Stack Engineer, Front End Engineering

Full Stack Engineer, Front End Engineering

Kishan Patel, MD, MBA
Business Intelligence Analyst

Calvin Wang
AI Engineer

Mandy Gani
Designer, Campaign Director

Anya Prevallet
SEO

Cindy Gustavsson
Marketing Consultant

Advisor

Scott Howell
Former Chief Strategy Officer of Novartis

Truong Huyhn
Investor, Case Manager at Kaiser

Howard Yan, MD, MBA
Former Chief Medical Officer, Radiology at Stanford Medicine

Sree Batchu
Former Head of Business at BioScienceLA